Exhibit 99.45

CONSENT OF B. PERRON

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Bruno Perron"
_________________________
By: Bruno Perron, Sr. Eng. BScA
Chief Geologist
Rosebel Gold Mines N.V.

Dated: March 27, 2023